UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ATHLON ENERGY INC.

(Name of Subject Company)

ALENCO ACQUISITION COMPANY INC.

(Offeror)

ENCANA CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

047477104

(CUSIP Number of Class of Securities)

Corporate Secretary

Encana Corporation

Suite 4400, 500 Centre Street SE

Calgary, Alberta, Canada T2P 2S5

(403) 645-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Andrew J. Foley

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$5,818,577,427.00	$676,118.70

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Athlon Energy Inc. (“Athlon”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $58.50, the tender offer price, by (b) the sum of (i) 97,134,446, the number of issued and outstanding Shares (as defined below), (ii) 1,767,619 Shares (at maximum performance levels) subject to outstanding awards of Athlon restricted shares and (iii) 560,797 Shares (at maximum performance levels) subject to outstanding awards of Athlon restricted stock units. The foregoing figures have been provided by the issuer to the offerors and are as of October 6, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.00011620.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Encana Corporation, a Canadian corporation (“Encana”), and Alenco Acquisition Company Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Encana. This Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Athlon Energy Inc., a Delaware corporation (“Athlon”), that are issued and outstanding at a price of $58.50 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2014

ENCANA CORPORATION

By:	/s/ Jeffrey G. Paulson
	Name:	Jeffrey G. Paulson
	Title:	Vice-President, Corporate Legal Services & Corporate Secretary

ALENCO ACQUISITION COMPANY INC.

By:	/s/ Andrew L. Rogers
	Name:	Andrew L. Rogers
	Title:	Vice-President

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase, dated October 10, 2014.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in The New York Times on October 10, 2014.

(a)(5)(i)	Joint Press Release issued by Encana and Athlon, dated September 29, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 29, 2014).

(a)(5)(ii)	Investor Presentation, dated September 29, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 29, 2014).

(a)(5)(iii)	Transcript of Investor Conference Call held by Encana on September 29, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 30, 2014).

(a)(5)(iv)	Transcript of Media Conference Call held by Encana on September 29, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 30, 2014).

(a)(5)(v)	Transcript of Video Announcing the Acquisition (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 30, 2014).

(a)(5)(vi)	Investor Presentation, dated October 1, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on October 1, 2014).

(a)(5)(vii)	Complaint filed by Matt Youdall, individually, on behalf of all others similarly situated and derivatively on behalf of Athlon, on October 6, 2014, in the District Court of Tarrant County, Texas.

(a)(5)(viii)	Press Release issued by Encana, dated October 10, 2014.

(d)(1)	Agreement and Plan of Merger, dated September 27, 2014, by and among Athlon, Encana and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Athlon with the Securities and Exchange Commission on October 2, 2014).

(d)(2)	Confidentiality Agreement, dated September 5, 2014, by and between Encana and Athlon.

(d)(3)	Form of Tender Support Agreement, dated September 27, 2014, by and among Encana, Purchaser and AP Overseas VII (Athlon FC) Holdings, L.P., Apollo Athlon Holdings, L.P and certain directors of Athlon.

(d)(4)	Form of Tender Support Agreement, dated September 27, 2014, by and among Encana, Purchaser and certain members of Athlon’s management.

(d)(5)	Form of Non-Exchange Agreement, dated September 27, 2014, by and among Encana, Purchaser, Athlon and certain unitholders of Athlon Holdings LP.

(d)(6)	Form of Amendment to Employment Agreement, dated September 27, 2014, by and between Athlon and Robert C. Reeves (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Athlon with the Securities and Exchange Commission on October 2, 2014).

Index No.

(d)(7)	Form of Amendment to Employment Agreements, dated September 27, 2014, by and between Athlon and certain officers of Athlon (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Athlon with the Securities and Exchange Commission on October 2, 2014).

(g)	Not applicable.

(h)	Not applicable.

5